January 25, 2007

United States Security and Exchange Commission
Michael Moran, Accounting Branch Chief
100 F Street N.E.
Washington, DC 20549-7010

Dear Mr. Moran:

We are in receipt of your letter dated January 10, 2007 regarding our Form 10-K for the Fiscal Year Ended January 28, 2006 and our Form 10-Q for the Fiscal Quarter Ended October 28, 2006. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each comment is noted directly below the quoted comment. As noted in response to comment No. 1, we will make the changes discussed in future filings, commencing with our 10-K for the Fiscal Year Ending February 3, 2007.

Form 10-K for the Fiscal Year Ended January 28, 2006

General
1.
Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Response: As requested, each response relating to additional disclosures or revisions to disclosures is accompanied by language showing what the revisions will look like in future filings, using information as of the end of our 2006 fiscal year. Such disclosures or revisions will be made in future filings, commencing with our Form 10-K for the Fiscal Year Ending February 3, 2007.

Item 1. Business

General

2.
Please disclose in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K.

Response: We will include percentage of sales by major product line for each year an income statement is presented. The disclosure will read as follows:

% of Net Sales by category

	2006		2005	2004
Cosmetics	xx	%	14.7%	14.5%
Apparel	xx	%	76.7%	76.5%
Other	xx	%	8.6%	9.0%
	xx	%	100.0%	100.0%

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

General - Net Sales, page 13

3.
We note that you lease to independent companies certain departments and classify the revenue received in net sales. Please provide us support and explain why you classify income from leased departments in net sales instead of separately stating the lease income or combining it with other income. See Rule 5-03 of Regulation S-X.

Response: AICPA Technical Practice Aid 5100.16 and Rule 5-03(b)(1)(c) require income from rentals to be included in net sales and total revenue. As such, we recorded rental income from leased departments within net sales. Our total rental revenue from Leased Departments for the fiscal year ended January 28, 2006 was $8.5 million or 0.1% of total net sales and is below the 10 percent threshold established under Rule 5-03(b) and Rule 4-02 of Regulation S-X. Thus, we feel it is immaterial and plan to continue to combine it with Net Sales. However, we do acknowledge, and we have controls to monitor, that if it were to exceed 10% of net sales, it would need to be disclosed as a separate line item of Net Sales.

General - Service Charge, Interest and Other Income, page 13

4.
Please tell us what factors you considered in supporting your determination that equity income from your joint ventures is appropriately included as operating income. Include in your explanation how your business is operated largely through these equity investees and how the joint ventures are integral to your operations. Also tell us whether you continue to do business in the Yuma Mall after the sale of your interest in the joint venture. In this regard we would envision that your presentation of equity in earnings from joint ventures would be below operating expenses and above operating income on your consolidated statements of operations. In addition, please expand your financial statement footnote disclosure to address the basis for your presentation clarifying why equity in earnings from joint ventures within operating income is appropriate given your specific facts and circumstances. We may have further comment. See Rule 5-03 of Regulation S-X

Response: We respectfully submit to the staff that our Statements of Operations do not include a subtotal for operating income. Further, in our previous response letter to the staff, in September 2003, we discussed our classification of our joint venture income. We have reviewed SEC Regulation S-X, Rule 5-03(b)(13), which indicates that the investor’s equity in earnings of an unconsolidated subsidiary and/or 50 percent or less owned person (i.e. an equity method investee) should be shown after the investor’s income tax provision, and before income or loss from continuing operations. However, Rule 5-03(b)(13) also states, “If justified by the circumstances, this item may be presented in a different position and a different manner.” We include our joint venture income in Other Income and thus a part of our operations because our joint ventures are an integral part of our business and involve investments in malls and retailing operations which we believe is clearly and closely related to our operations. We have disclosed in Note 1 of our consolidated financial statements the amount of earnings from joint ventures of $10.0 million, $8.7 million and $8.1 million for fiscal 2005, 2004 and 2003, respectively. Since we believe that our justification is appropriate, and the joint venture income is less than 10% of pretax income in any year presented and we did disclose the amount to the readers in Note 1, a separate line on the face of the statements of operations was not considered necessary. If joint venture income exceeds 10% of pretax income in the future, we will include the amount in a separate caption on the statements of operations below operating expenses and before pretax income as we have controls in place that would identify such.

With regard to the portion of your comment on the Yuma Mall joint venture, prior to our sale of the joint venture, we owned the land, parking lot and our store building connected to the Yuma Mall as well as a 50% interest in the Yuma Mall. After we sold our Joint Venture interest in the Yuma Mall, we no longer have any ownership or interest in the Yuma Mall joint venture but we still own and operate the store connected to the Yuma mall.

In accordance with the applicable rules, SX 4-08(g), if such percentages exceed 10% in the future, we will properly disclose the summarized information as to assets, liabilities and results of operations in our notes to the consolidated financial statements on an individual or group basis.

Results of Operations

General

5.
You disclose that several stores were closed and that operations were interrupted in approximately 60 stores during fiscal 2005 due to Hurricanes Katrina, Rita and Wilma. However, it is not clear from your disclosure what impact these significant events had on your financial performance and operating results in fiscal 2005. Please provide a more comprehensive discussion of the impact that these hurricanes had on your sales, expenses, and overall results of operations during fiscal 2005. Disclose if your insurance coverage includes business interruption for recovery of loss sales for stores closed. Explain the nature of the $29.7 million hurricane insurance recovery gain and how it relates to the loss of sales in store operations. Please clarify to us if the $29.7 million gain is in addition to the $26.7 million of insurance proceeds received in 2005 for the construction of stores damaged due to the hurricane season. Refer to Item 303(a)(3) of Regulation S-K.

Response: The $29.7 million gain on recovery was related to gains on amounts received from the insurance company for inventory losses. This amount is comprised of the amounts received from the insurance company in excess of the carrying value of the inventory destroyed. The total proceeds received from the insurance company for the destruction of inventory are separately disclosed in operating activities in the consolidated statements of cash flows.

The $26.7 million amount disclosed as “proceeds from hurricane insurance” in the investing activities of the consolidated statements of cash flows represents amounts received for reimbursement in order to restore the damaged stores to their preexisting condition. It is in addition to the amounts received for inventory losses.

We are not able to determine with any degree of certainty the impact Hurricanes Wilma, Rita and Katrina had on our operations due to the numerous assumptions that would have to be made and certain information is not available. The following factors impacted our ability to provide this information:

1)
While some stores were closed for various periods of time after the Hurricanes, once these stores opened, sales increased significantly from previous periods. ,We are not able to determine whether the increase in sales the days following the reopening of the stores were new business, same business or an effort of make up sales for the days the stores were closed because of the hurricanes.

2)	For the stores closed longer than a few days and still closed; we are not able to make a reasonable assumption as to what the sales for those stores would have been if the Hurricanes had not occurred.
3)
There was a migration of people from the regions affected by the Hurricanes to adjacent areas of the country where we have a substantial presence. We experienced some sales increases in these adjacent areas, but we are not able to assess how much of the sales was new business and how much was due to the migration of the affected people.

We will add the following to our disclosure that was on page 17 of our Form 10-K for the Fiscal Year Ended January 28, 2006:

Our insurance coverage did not include business interruption but did include a provision for reimbursement of the loss of inventory in excess of the carrying value of the inventory. Our insurance coverage also covered losses sustained on damaged stores and we are entitled to receive money for reimbursement of costs incurred to restore the damaged stores to their preexisting condition. Not all of the insurance money has been received for costs incurred on damaged stores affected by the Hurricanes but the Company will receive these amounts once all repairs are completed and all the proofs of claims are filed with the insurance carrier.

Sales, pages 16-17

6.
We note that during each period presented you opened several new stores. It is important that investors understand the impact new store operations had on sales during each period. Please quantify and disclose in dollars the amount of sales attributable to new stores opened for all periods presented. Refer to Item 303(a)(3) of Regulation S-K.

Response: In fiscal 2005 we opened 9 new stores which represent less than 3% of our total stores outstanding and net sales from these new stores represent approximately 1% of Total Net Sales for the Company. As such we do not feel it is material or meaningful to the users of our financial statements to disclose it separately. We will continue to monitor new store sales and will disclose these in the future if they become material.

7.
You disclose that sales remained flat during fiscal 2005 with declines for the last two fiscal years in several product categories such as ready to wear, children's clothing and furniture. However, investors are not able to determine if the declines in these areas reflect a pattern which will continue to impact your operating results. Please disclose if you expect these current sales trends to continue in future periods as required by Item 303(a)(3) of Regulation S-K.

Response: We are not able to determine with any amount of certainty, whether or not current trends in sales will continue in future periods. We do disclose numerous risk factors that may affect our operating results in our 10-K on pages 3-4.

Liquidity and Capital Resources, page 21

8.
You disclose that operating cash inflows also include finance charges paid on receivables prior to the sale, revenue and reimbursements from GE. Please tell us and revise your disclosure to more clearly explain the impact your new marketing agreement with GE will have on cash flows and your liquidity position in future periods. Disclose how the arrangement with GE has increased and/or decreased your annual cash flows.

Response: The Company will include the following in its future filings:

In November 2004 the Company sold substantially all of the assets of its private label credit card business to GE for $1.1 billion, thus increasing the Company’s liquidity. In connection with the sale the Company and GE have entered into a long-term marketing and servicing alliance that provides for certain payments to be made by GE to the Company, including a revenue sharing and marketing reimbursement. The cash flows that the Company receives under this alliance have been greater than the net cash flows provided by the Company’s credit business prior to its sale to GE due to quicker cash receipts. Although the Company received cash of approximately $XX and $105 million from GE in fiscal 2006 and 2005, the Company is currently not able to project the future impact the marketing and servicing alliance will have on future cash flows and our future liquidity position.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

General

9.
You disclose in Item 1 - Business section on page 2 that you provide certain customer loyalty programs and discounts to reward new and existing credit card customer. Please disclose your accounting policy for the cost of the benefits and discounts you offer customers under these special programs. Refer to EITF 00-22.

Response: We respectfully submit to the staff on page 2 of our Form 10-K filed for the Fiscal Year Ended January 28, 2006 we actually stated the following:

GE has created various loyalty programs that reward customers for frequency and volume of proprietary charge card usage.

Since we do not provide customer loyalty programs EITF 00-22 is not applicable.

10.
Please disclose your accounting policy for recognizing income from leased departments, including the basis for commissions collected, if any, on lease department sales. Refer to SAB Topic 8:A for guidance.

Response: The Company will include in our revenue recognition accounting policy that leased department income is included in net sales.

Net Sales - The Company recognizes revenue at the “point of sale.” Allowance for sales returns are recorded as a component of net sales in the period in which the related sales are recorded. Commissions earned on sales generated by licensed departments are included as a component of retail sales.

Goodwill, page F-10

11.	Please disclose when you perform your annual test of goodwill for impairment. Reference is made to paragraph 26 of SFAS 142.

Response: We will revise our disclosure to add the following sentence:

The Company tests for goodwill impairment annually as of the last day of the fourth quarter.

Vendor Allowances, page F-11
Advertising, page F-11

12.
We note that you receive cash or credit allowances from merchandise vendors in connection with your purchase of their products and certain cooperative advertising and marketing programs. In this regard, please revise your disclosure to clarify your basis for and the specific timing for your recognition of vendor allowances as a reduction of the cost of your purchase. Please confirm that vendor allowances are not recorded until earned. If you record any vendor allowances upon receipt, please explain your basis for doing so. Please also disclose the amount of cooperative advertising reimbursements netted against gross advertising expense. We believe you should also include in your revised disclosures the following additional information:

•	the number of vendors and the length of time of the agreements;
•	the terms and conditions of the agreements;
•	a statement that management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;
•	in management's discussion and analysis the impact that vendor allowances received have on your results of operations in terms of generating additional revenues; and
•	the dollar amount of the excess that you recorded in cost of sales.

Refer to EITF 02-16 and paragraph 49 of SOP 93-7 relating to gross advertising costs.

Response: Vendor allowances received are recorded when earned and there are no instances we have encountered when the income effect of vendor allowances would be recorded upon actual receipt of cash. See our proposed revised disclosure below which includes a discussion clarifying the basis for and the specific timing for our recognition of vendor allowances as a reduction to cost purchases.

Vendor Allowances
The Company receives concessions from its vendors through a variety of programs and arrangements, including co-operative advertising and markdown reimbursement programs. The Company has agreements in place with each vendor setting forth the specific conditions for each allowance or payment. These agreements range in periods from a few days to up to a year. If the payment is a reimbursement for costs incurred, it is offset against those related costs; otherwise, it is treated as a reduction to the cost of the merchandise.

For cooperative advertising programs, the Company generally offsets the allowances against the related advertising expense when incurred. Many of these programs require proof-of-advertising to be provided to the vendor to support the reimbursement of the incurred cost. Programs that do not require proof-of-advertising are monitored to ensure that the allowance provided by each vendor is a reimbursement of costs incurred to advertise for that particular vendor. If the allowance exceeds the advertising costs incurred on a vendor-specific basis, then the excess allowance from the vendor is recorded as a reduction of merchandise cost for that vendor. Total cooperative advertising reimbursements we received for fiscal 2006, 2005 and 2004 were $XX.X million,$57.8 million and $58.3million respectively.

Markdown reimbursements are credited directly to cost of purchased merchandise in the period earned according to the agreement with the vendor.

The accounting policies described above are in compliance with Emerging Issues Task Force 02-16 “Accounting by a Customer (Including a Reseller) for Certain Considerations Received from a Vendor.”

In regard to your request for additional information, we will address each one individually.

The number of vendors and the length of time of the arrangements - we will disclose a statement regarding the length of time of the arrangements. See the revised disclosure above. We do not feel that the number of vendors the Company does business with is relevant information that would be useful to the users of our financial statements. Further the approximate number of vendors changes often as we add vendors and discontinue doing business with others.

The terms and conditions of the agreements - this will vary and we will add a statement to that affect in our disclosure. See above.

A statement that management would continue to incur the same level of advertising expenditures even if vendors discontinued their support - this is difficult for management to determine. Advertising support is the basis for our advertising programs and there has been a long-standing industry practice to receive such support from vendors. There is no expectation whatsoever that such support will disappear. We will add this as a risk factor and it will say the following:

We receive vendor advertising allowances that are a strategic part of our advertising program. If vendor advertising allowances were substantially reduced or eliminated, we would likely consider other methods of advertising as well as the volume and frequency of our product advertising, which could increase/decrease our expenditures and/or revenue.

In management’s discussion and analysis the impact that vendor allowances received have on our results of operations in terms of generating additional revenue - vendor allowances related to advertising costs do impact revenue but to what extent we are currently not able to determine. Further, there is no way to track the revenue received as a result of a customer seeing an advertisement. We will add the following disclosure in our MD&A:

If vendor advertising allowances were substantially reduced or eliminated, the Company would likely consider other methods of advertising as well as the volume and frequency of our product advertising, which could increase or decrease our expenditures.

Similarly, we are not able to assess the impact of vendor advertising allowances on creating additional revenues, as such allowances do not directly generate revenue for our stores.

The dollar amount of the excess that you recorded in costs of sales - See our proposed new disclosure above. The Retail Inventory Method allocates this reduction of cost purchases between Cost of Goods Sold and Ending Inventory based upon the cost complement.

Insurance Accruals, page F-11

13.
You have identified insurance accruals as critical accounting policy that involves significant estimates each accounting period. Please revise your disclosure to include the stop loss limits for your catastrophic claims. Please also disclose the amounts you have accrued at each balance sheet date, the changes from period to period as a result of charges to expense, utilization of the amounts reserved and any other significant adjustments along with the reasons for significant changes.

Response: Our current liability portion of our insurance accrual is less than 5% of total current liabilities and our long term liability portion of our insurance accruals is less than 5% of total long term liabilities and thus under rule 5-02(20) and rule 5-02(24) we do not feel we need to revise our disclosure to include such amounts. Further, we do not feel it is significant to the readers to include the stop loss limits, the changes from period to period as a result of charges to expense, utilization of the amounts reserved and any other significant adjustments along with the reasons for significant fluctuations.

Revenue Recognition, page F-11

14.
Please revise your accounting policy for gift cards to indicate whether they have an expiration date. Further, please tell us and revise your disclosure to clarify the amortization of ". . . any remaining unused portion of the liability. . ." If this portion is the actual remaining liability, please disclose at what point in time you begin to amortize the liability. If the remaining unused portion of the liability represents your estimate of the amount expected to go unused that is being recognized over the period of performance as the remaining gift cards are redeemed, please revise to clarify that fact. Please also disclose for all periods presented your remaining liability for amounts due customers on gift cards purchased.

Response: Our current liability portion of our amounts due customers on gift cards purchased is less than 5% of total current liabilities and our long term liability portion of our amounts due customers on gift cards purchased is less than 5% of total long term liabilities and thus under rule 5-02(20) and rule 5-02(24) we do not feel we need to revise our disclosure to include such amounts. We will revise our disclosure for our gift card accounting policy and disclose separately the following:

Gift Card Revenue Recognition
At the time gift cards are sold, no revenue is recognized; rather, a liability is established for the face amount of the card. The liability is relieved and revenue is recognized when gift cards are redeemed for merchandise and for estimated breakage. The Company uses a homogeneous pool to recognize gift card breakage and will recognize income over the period when the likelihood of the gift card being redeemed is remote and the Company determines that it does not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdiction as abandoned property. The Company determined gift card breakage income based upon historical redemption patterns. At that time, the Company will recognize breakage income over the performance period for those gift cards (i.e. 60 months).

CONFIDENTIAL TREATMENT REQUESTED BY DILLARD’S, INC.

Note 2. Disposition of Credit Card Receivables, page F-13

15.
You disclose that under the terms of your long-term marketing agreement with GE relating to your private label credit card business that new accounts and related balances generated are owned by GE. According to your disclosure on page 20, it appears that you received in fiscal 2005 income from the GE marketing and servicing alliance of $105 million. Please explain to us how this arrangement operates and why new accounts opened and transferred to GE are not considered sales as defined under SFAS 140. Tell us what consideration you receive from GE for new accounts opened under the marketing agreement and provide us with the basis in GAAP for your accounting treatment of these transactions. Explain to us the major components of the $105 million received from GE in 2005, including the amount related new accounts opened under your marketing agreement with them. Refer to paragraph 9 of SFAS 140.

Response: The Company sold its credit card business to GE on November 1, 2004. GE has owned and controlled the accounts receivable since such date. GE is responsible for all aspects of credit underwriting and servicing for these accounts receivable. Similar to transactions with other third party credit card issuers, the Company accepts these GE credit cards as a mode of payment in its stores and GE reimburses the Company daily for the sales transactions incurred on the GE credit cards.

Subsequent to November 2004, the Company accounts for theses transactions similar to any trade receivable or receivable from a third party credit card (i.e. Visa).

We respectfully submit to the staff that paragraph 9 of SFAS 140 is not applicable since we do not transfer any assets and our GE transactions are similar to any third party credit card company (i.e. Visa).

The Company and GE entered into a marketing and servicing agreement covering these accounts receivable. The agreement provides for certain payments to be made by GE to the Company. During fiscal 2005, the Company received the following payments under the agreement:

The Company acknowledges that:

1.	We are responsible for the adequacy and accuracy of the disclosures in the filing.
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James I. Freeman
Senior Vice President, Chief Financial Officer